UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

St. George’s House, 15 Hanover Square, London, England W1S 1HS

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

International Finance Corporation to Exercise Kolwezi Option

Trading: TSX and AIM:AAA

LONDON, U.K. (May 16, 2005) -- Adastra Minerals Inc. (“Adastra” or “the Company”) today announced that the World Bank Group’s Board of Executive Directors has approved a proposed investment by its private sector arm, the International Financial Corporation (IFC), into Kingamyambo Musonoi Tailings Sarl, (KMT). The IFC will acquire a 7.5% equity interest in KMT. KMT owns 100% of the Kolwezi Cobalt and Copper Tailings Deposits (“Kolwezi” or “the Project”) in the Democratic Republic of Congo (“DRC”).

“We see this decision by the World Bank Group as both a powerful endorsement of the Project’s robust economics and as another key component of the Project’s financial structure,” said Tim Read, President and CEO of Adastra. “The IFC has joined the Industrial Development Corporation of South Africa (“IDC”) as both an equity investor and a potential lender when Kolwezi reaches its development phase. Moreover both these international organizations believe strongly in Sustainable Development and recognize the important social, environmental and macro-economic benefits that the Kolwezi Project will bring to the region.”

The IFC, as is also the case with the IDC, will acquire its shareholding in KMT at a price based on the allowable expenditures on the Project up to the date of exercising its option, and will pre-fund its proportion (based on ownership of Class C shares) of the estimated costs of progressing the Project to a financed go-ahead decision. As a result of the IDC and IFC option exercises, Adastra’s wholly owned subsidiary Congo Mineral Developments, will receive approximately US$12 million in cash.

The current share-holdings in KMT, a DRC-registered company, are:

Congo Mineral Developments	82.5%
Government of the DRC (“GDRC”)	5.0%
Gécamines, the DRC mining parastatal	12.5%

Following the exercise of the IFC and the IDC options, the share-ownership of KMT will be as follows:

Capital Structure		Shareholders	Ownership
Class of Shares	% of KMT		% of Class	% of KMT
A	5.0	Government of the DRC	100.0	5.0
B	12.5	Gécamines	100.0	12.5
C	82.5	Congo Mineral Developments	78.8	65.0
		IDC	12.1	10.0
		IFC	9.1	7.5
	100.0	Total		100.0

About the International Finance Corporation

The mission of IFC (www.ifc.org) is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY04, IFC has committed more than $44 billion of its own funds and arranged $23 billion in syndications for 3,143 companies in 140 developing countries. IFC’s worldwide committed portfolio as of FY04 was $17.9 billion for its own account and $5.5 billion held for participants in loan syndications.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-lass resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London

Tim Read Chief Executive Officer T: +44 (0)20 7355 3552 F: +44 (0)20 7355 3554 E: london@adastramin.com	Justine Howarth / Cathy Malins Parkgreen Communications T: +44 (0)20 7493 3713 F: +44 (0)20 7491 3936 E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas The Equicom Group T: +1 416 815 0700 x. 243 +1 800 385 5451 (toll free) F: +1 416 815 0080 E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

May 16, 2005

Item 3.	News Release

The News Release dated May 16, 2005 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire (North American Disclosure).

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that the World Bank Group’s Board of Executive Directors has approved a proposed investment by its private sector arm, the International Financial Corporation (IFC), into Kingamyambo Musonoi Tailings Sarl, (KMT). The IFC will acquire a 7.5% equity interest in KMT. KMT owns 100% of the Kolwezi Cobalt and Copper Tailings Deposits in the Democratic Republic of Congo.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-207-355-3552

Item 9.	Date of Report

Dated at Vancouver, BC, this 16th day of May, 2005.

SCHEDULE “A”

NEWS RELEASE

International Finance Corporation to Exercise Kolwezi Option

Trading: TSX and AIM:AAA

LONDON, U.K. (May 16, 2005) -- Adastra Minerals Inc. (“Adastra” or “the Company”) today announced that the World Bank Group’s Board of Executive Directors has approved a proposed investment by its private sector arm, the International Financial Corporation (IFC), into Kingamyambo Musonoi Tailings Sarl, (KMT). The IFC will acquire a 7.5% equity interest in KMT. KMT owns 100% of the Kolwezi Cobalt and Copper Tailings Deposits (“Kolwezi” or “the Project”) in the Democratic Republic of Congo (“DRC”).

“We see this decision by the World Bank Group as both a powerful endorsement of the Project’s robust economics and as another key component of the Project’s financial structure,” said Tim Read, President and CEO of Adastra. “The IFC has joined the Industrial Development Corporation of South Africa (“IDC”) as both an equity investor and a potential lender when Kolwezi reaches its development phase. Moreover both these international organizations believe strongly in Sustainable Development and recognize the important social, environmental and macro-economic benefits that the Kolwezi Project will bring to the region.”

The IFC, as is also the case with the IDC, will acquire its shareholding in KMT at a price based on the allowable expenditures on the Project up to the date of exercising its option, and will pre-fund its proportion (based on ownership of Class C shares) of the estimated costs of progressing the Project to a financed go-ahead decision. As a result of the IDC and IFC option exercises, Adastra’s wholly owned subsidiary Congo Mineral Developments, will receive approximately US$12 million in cash.

The current share-holdings in KMT, a DRC-registered company, are:

Congo Mineral Developments	82.5%
Government of the DRC (“GDRC”)	5.0%
Gécamines, the DRC mining parastatal	12.5%

Following the exercise of the IFC and the IDC options, the share-ownership of KMT will be as follows:

Capital Structure		Shareholders	Ownership
Class of Shares	% of KMT		% of Class	% of KMT
A	5.0	Government of the DRC	100.0	5.0
B	12.5	Gécamines	100.0	12.5
C	82.5	Congo Mineral Developments	78.8	65.0
		IDC	12.1	10.0
		IFC	9.1	7.5
	100.0	Total		100.0

About the International Finance Corporation

The mission of IFC (www.ifc.org) is to promote sustainable private sector investment in developing countries, helping to reduce poverty and improve people’s lives. IFC finances private sector investments in the developing world, mobilizes capital in the international financial markets, helps clients improve social and environmental sustainability, and provides technical assistance and advice to governments and businesses. From its founding in 1956 through FY04, IFC has committed more than $44 billion of its own funds and arranged $23 billion in syndications for 3,143 companies in 140 developing countries. IFC’s worldwide committed portfolio as of FY04 was $17.9 billion for its own account and $5.5 billion held for participants in loan syndications.

About the Kolwezi Project

Adastra’s Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited, a “qualified person” as defined by the Canadian Securities Administrators’ NI 43-101. This resource has the potential to host one of the world’s largest and lowest cost cobalt producers. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC’s copper belt infrastructure.

About Adastra

Adastra Minerals is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Project and the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-lass resources in stable or stabilizing political environments.

~ Ends ~

Contact us:

London

Tim Read Chief Executive Officer T: +44 (0)20 7355 3552 F: +44 (0)20 7355 3554 E: london@adastramin.com	Justine Howarth / Cathy Malins Parkgreen Communications T: +44 (0)20 7493 3713 F: +44 (0)20 7491 3936 E: justine.howarth@parkgreenmedia.com

North America

Martti Kangas The Equicom Group T: +1 416 815 0700 x. 243 +1 800 385 5451 (toll free) F: +1 416 815 0080 E: mkangas@equicomgroup.com

This News Release contains forwardlooking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company’s plans for its principal properties in the Democratic Republic of Congo (“DRC”). These forwardlooking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forwardlooking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company’s operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20–F for the year ended October 31, 2004 and Reports on Form 6–K filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC.

(Registrant)

Date	May 16, 2005
By:
/s/ Paul C. MacNeill

Paul C. MacNeill

Director